UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284.

6-K Items

1. Press release re Attunity receives Nasdaq’s approval to trade on the Nasdaq Capital Market.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Dror Elkayam —————————————— Dror Elkayam, VP Finance and Secretary

Date: August 15, 2007

For more information:
Andy Bailey, VP Marketing	Dror Elkayam, VP Finance
Attunity	Attunity
+1 781-213-5204	+972 9-899-3000
andy.bailey@attunity.com	dror.elkayam@attunity.com

ATTUNITY receives Nasdaq's approval to trade on the Nasdaq
Capital Market

BURLINGTON MA, August 15, 2007 – Attunity Ltd (NASDAQGM: ATTU), a leading provider of enterprise-class software for application and data integration, and solutions in the new and fast growing Composite Workplace Applications market, today announced that its application to transfer the listing of its securities to the Nasdaq Capital Market has been approved by Nasdaq. Attunity’s securities will be transferred to the Nasdaq Capital Market at the opening of business on August 16, 2007, where they will continue to be traded under the current “ATTU” symbol.

About Attunity

Building on nearly 20 years of history delivering data integration solutions, Attunity (NASDAQGM: ATTU) is leading the innovative and fast growing Composite Workplace Applications space with its flagship product Attunity InFocus. Attunity InFocus is designed to dramatically enhance the effectiveness of business managers at all levels to focus their judgment, experience and knowledge on resolving business problems, exceptions and issues that tend to dominate their day.

With successful deployments at thousands of organizations worldwide, Attunity provides enterprise-class software directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, Middle East and China, and through a network of local partners. For more information, please visit us at www.attunity.com, which website is not part of this press release.